As filed with the Securities and Exchange Commission on May 19, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTU International, Inc.

(Name of Subject Company (issuer))

BTU International, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

056032105

(CUSIP Number of Common Stock Underlying Class of Securities)

Paul J. van der Wansem

Chairman and Chief Executive Officer

BTU International, Inc.

23 Esquire Road

North Billerica, Massachusetts 01862

Telephone: (978) 667-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Keith F. Higgins, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

Telecopy: (617) 951-7050

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$363,356 *	$20.28 **

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered for new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $363,356 calculated using the Black-Scholes option pricing method based on a price per share of common stock of $ 3.37, the price of the Issuer’s common stock as reported on the NASDAQ Global Market on April 16, 2009.

**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $20.28	Filing Party: BTU International, Inc.

Form or Registration No.: 005-40644	Date Filed: April 20, 2009

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 20, 2009, relating to an offer by BTU International, Inc. (“BTU” or the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2003 Equity Incentive Plan.

This Amendment No. 1 reports the results of the Exchange Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The exchange offer expired at 9:00 a.m. EDT on May 18, 2009. Pursuant to the Exchange Offer, Eligible Optionholders (as defined above) tendered, and BTU accepted for cancellation, Eligible Options (as defined above) to purchase 379,100 shares of BTU’s common stock from 53 participants, representing approximately 80% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. In accordance with the terms and conditions of the Exchange Offer, on May 18, 2009, the Company granted Replacement Options (as defined above) to purchase an aggregate of 151,640 shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of each Replacement Option was $4.06 which was the closing sale price per share of the Company’s common stock, as reported on The Nasdaq Global Market on May 15, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BTU INTERNATIONAL, INC.

By:	/s/ Paul J. van der Wansem
Paul J. van der Wansem
Chairman and Chief Executive Officer
May 19, 2009

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